787 Seventh Avenue
New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

VIA EDGAR

June 28, 2021

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:      Ares Dynamic Credit Allocation Fund, Inc. (the “Fund”)

(SEC File No. 811-22535)

Dear Mr. Ellington:

This letter responds to your oral comments to the undersigned in a telephone conference on May 24, 2021, regarding the examinations of the public filings of the Fund, in particular the annual report filed on Form N-CSR for the year ended December 31, 2020. As requested, we have restated your comment in italics. We have discussed the Fund’s responses with members of management but we have not undertaken any independent review of the information provided below.

Comment No. 1: If the Fund receives consent fees, up-front origination fees or amendment fee income from term loans or bank loans, please ensure these amounts are disclosed separately in the Statement of Operations if the amount is greater than 5% of the Fund’s total income as required by Article 6.07(1) of Regulation S-X.

Response No. 1: The Fund will monitor and ensure any such income generated in excess of 5% of the Fund’s total income will be separately disclosed in the Statement of Operations.

Comment No. 2: Please describe the Fund’s accounting policy for recognizing income from residual collateralized loan obligation positions, including any estimates made for expected maturity. (See ASC 325-40). In addition please describe this policy in the Notes to the financial statements.

Response No. 2: The Fund recognizes income on collateralized loan obligation equity investments by utilizing an effective interest methodology based upon an effective yield to maturity utilizing projected cash flows, as required by ASC Topic 325-40, Beneficial Interest in Securitized Financial Assets. The Fund will make the change to include such policy in the Notes to the financial statements in future N-CSR filings.

New York Washington Houston Palo Alto San francisco Chicago Paris London Frankfurt Brussels Milan Rome

Comment No. 3: Please provide supplementally the percentage of net assets that is invested in unitranche loans. The staff may have additional comments depending on the amounts invested in such loans

Response No. 3: The Fund currently does not have any investments in unitranche loans.

Comment No. 4: The Fund discloses significant investments in loans. Please confirm whether or not any loans are covenant-lite loans, the extent of the covenant-lite loans and if the risks thereof are adequately disclosed.

Response No. 4: The Fund has investments in loans that are covenant-lite loans. The Fund believes the credit risks associated with its investments in loans are adequately disclosed in the Fund’s annual report filed on Form N-CSR for the year ended December 31, 2020. However, the Fund will add disclosure equivalent to the following in its next annual report in order to specifically identify the risks of covenant-lite loans:

“Covenant-Lite” Loans Risk. Some of the loans in which the Fund may invest or get exposure to through its investments in CDOs, CLOs or other types of structured securities may be “covenant-lite” loans, which means the loans contain fewer maintenance covenants than other loans (in some cases, none) and do not include terms which allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached. An investment by the Fund in a covenant-lite loan may potentially hinder the ability to reprice credit risk associated with the issuer and reduce the ability to restructure a problematic loan and mitigate potential loss. The Fund may also experience delays in enforcing its rights on its holdings of covenant-lite loans. As a result of these risks, the Fund’s exposure to losses may be increased, which could result in an adverse impact on the Fund’s net income and NAV.

Comment No. 5: In future filings on Form N-CSR, please include the Fund’s current investment objectives, policies and principal risks and any material changes thereto in a single location in the Fund’s Annual Report separate from the notes to the financial statements.

Response No. 5: The Fund will make this change in future filings of its annual report on Form N-CSR.

Comment No. 6: The amount of securities identified as Level 2 and Level 3 assets in the Fund’s December 31, 2020 filing on Form N-PORT does not appear to match the amount of such securities disclosed in the Fund’s annual report to shareholders. Please explain the differences.

Response No. 6: Consistent with industry practice, securities included in the Fund’s Form N-PORT as of December 31, 2020 included certain immaterial adjustments for partial repayments that were processed by the Fund’s administrator subsequent to December 31, 2020 and prior to the filing of the Fund’s Form N-PORT.

Comment No. 7: The Fund’s Form N-CEN filed on March 12, 2020 appears to be missing the internal control report. Please file an amended Form N-CEN that includes the report.

Response No. 7: The internal control report was issued by the Fund’s independent auditors on February 28, 2020. However, due to an administrative error, it was erroneously excluded from the Fund’s Form N-CEN filed on March 12, 2020. On June 15, 2021, an amended Form N-CEN was filed with the internal control report.

Should you have any follow-up questions concerning this letter, please do not hesitate to contact me at (212) 728-8970.

Very truly yours,

/s/ Jay Spinola

Jay Spinola

cc:	Ian Fitzgerald, General Counsel and Secretary of the Fund
Thomas Griffin, Principal and Associate General Counsel of Ares Management Corporation